Novartis AG Postfach 4002 Basel Switzerland

July 20, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2014 (2014 Form 20-F)
Filed January 27, 2015
File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to the comment raised by Mark Brunhofer and Frank Wyman in a telephone call to our outside counsel, David Lynn of Morrison & Foerster LLP, that occurred on July 13, 2015.  For ease of reference, we have summarized the Staff’s comment below, followed by our response.

Note 3 to the Novartis Group Consolidated Financial Statements, Segmentation of Key Figures 2014, 2013 and 2012

SEC request:

1.              The last three columns of the tabular presentation of consolidated income statements labeled “Total discontinuing operations,” “Group eliminations” and “Total group” included in Note 3 to the Novartis Group Consolidated Financial Statements should be removed in future filings, in light of the prohibition specified in Item 10(e)(ii)(C) of Regulation S-K on including non-GAAP/non-IFRS measures on the face of a company’s financial statements or in the accompanying notes.

Novartis Response:

In response to the Staff’s comment, Novartis AG (the Company) respectfully submits that, without any prejudice to the Company’s filings, commencing with the filing of the Company’s Form 20-F for the fiscal year ended December 31, 2015 (2015 Form 20-F), the Company will modify the referenced disclosure in Note 3 to the Novartis Group Consolidated Financial Statements to remove from the tabular presentation of consolidated income statements the three columns labeled “Total discontinuing operations,” “Group eliminations” and “Total group.”

Based on Mr. Lynn’s telephone call with Messrs. Brunhofer and Wyman, it is further understood that the Staff does not have any further comment on: (i) the revised discussion of the Company’s results of operations that was proposed in Appendix A to our letter dated June 29, 2015; and (ii) the manner in which the Company proposes to present that revised disclosure in the 2015

Form 20-F.  Accordingly, the Company advises the Staff that the previously discussed revisions to Item 5, as well as the revisions to the above-referenced tabular disclosure in Note 3, will be reflected in the 2015 Form 20-F, rather than being presented in an amendment to the 2014 Form 20-F.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your telephone call to Mr. Lynn.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group